1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: December 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC November 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – Dec. 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for November 2015: On a consolidated basis, revenues for November 2015 were approximately NT$63.43 billion, a decrease of 22.4 percent from October 2015 and a decrease of 12.2 percent versus November 2014. Revenues for January through November 2015 totaled NT$785.15 billion, an increase of 13.2 percent compared to the same period in 2014.

TSMC November Revenue Report (Consolidated):

(Unit: NT$ million)
Period	November 2015	October 2015	M-o-M Increase (Decrease) %	November 2014	Y-o-Y Increase (Decrease) %	January to November 2015	January to November 2014	Y-o-Y Increase (Decrease) %
Net Revenues	63,428	81,743	(22.4)	72,275	(12.2)	785,150	693,296	13.2

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2015.

1.	Sales volume (in NT$ thousands)

Period	Items	2015	2014
Nov.	Net sales	63,428,163	72,274,532
Jan.-Nov.	Net sales	785,150,363	693,296,275

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	50,265,908	5,263,895

*	The borrower is TSMC Solar.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	287,739,792	51,763,159

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	29,308,647	—
	Mark to Market Profit/Loss	(96,881)	—
	Unrealized Profit/Loss	(17,008)	262,571
Expired Contracts	Notional Amount	505,107,667	62,155,950
	Realized Profit/Loss	(1,366,340)	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	6,831,954	—
	Mark to Market Profit/Loss	(17,319)	—
	Unrealized Profit/Loss	(31,961)	—
Expired Contracts	Notional Amount	60,990,786	—
	Realized Profit/Loss	26,147	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,905,265	3,192,385
	Mark to Market Profit/Loss	25,836	28,058
	Unrealized Profit/Loss	14,500	6,166
Expired Contracts	Notional Amount	16,032,524	28,772,313
	Realized Profit/Loss	46,274	2,651
Equity price linked product (Y/N)		N	N

•	VisEra Tech

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	489,523	—
	Mark to Market Profit/Loss	(975)	—
	Unrealized Profit/Loss	7,886	—
Expired Contracts	Notional Amount	3,943,433	—
	Realized Profit/Loss	(22,906)	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Future
Margin Payment		—	(3,498)
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	304,064
	Mark to Market Profit/Loss	—	360,862
	Unrealized Profit/Loss	16,316,775	(304)
Expired Contracts	Notional Amount	52,748,081	320,411
	Realized Profit/Loss	(15,952,477)	2,652
Equity price linked product (Y/N)		Y	N